FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

02 July 2008

File no. 0-17630

First Half 2008 Development Update

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: First Half 2008 Development Update

D E V E L O P M E N T    S T R A T E G Y    U P D A T E   2 July 2008

CRH FIRST HALF DEVELOPMENT SPEND OF OVER EURO 700 MILLION

CRH plc, the international building materials group, today announces 35 development initiatives totalling euro 341 million undertaken during the first half of the year. These initiatives are in addition to the investment in My Home Industries (announced in May) and the acquisition of Ancon (announced in April) and bring combined first-half development spend to over euro 700 million.

Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:

"The first half of 2008 has seen continuing development momentum with total expenditure of over euro 700 million. The initiatives announced today consolidate the potential for performance and growth across our operating Divisions, enhancing market presence and leadership positions in the sectors in which we operate."

The initiatives contained in this Development Strategy Update are as follows:

Europe Materials - 4 acquisitions for euro 27 million

Acquisition of a utilities-focused business in the UK and aggregates/readymixed concrete operations in Poland, Spain and Turkey.

Europe Products - 8 acquisitions for euro 89 million

Three concrete products acquisitions were completed including CRH's first entry into Hungary. The Building Products group completed five transactions developing geographical and product spread in its Building Envelope Products grouping in Belgium and the UK and strengthening the Construction Accessories platform with acquisitions in China, Germany and Sweden.

Europe Distribution - 4 acquisitions for euro 108 million

The Distribution business added 18 builders merchants outlets to its branch network with two acquisitions in each of Switzerland (12 branches) and the Netherlands (6 branches).

Americas Materials - 13 acquisitions for euro 67 million

The Division acquired a readymixed concrete and asphalt business and a single plant asphalt operator in New York/New Jersey and five bolt-on acquisitions in the Central division. In the West, six acquisitions were completed across aggregates, readymixed concrete, asphalt and construction product lines.

Americas Products - 3 acquisitions and 1 joint-venture buyout for euro 32 million

One acquisition in the Precast group together with an acquisition and a joint-venture buyout in the Architectural Products Group. At MMI, the addition of a reinforcing steel business complemented our heritage welded wire operations.

Americas Distribution - 2 acquisitions for euro 18 million

Two acquisitions were completed adding three roofing and siding branches in Chicago and three retail outlets specialising in ceramic tiles, sanitary ware and bath and kitchen accessories in Santiago, Chile.

Contact at Dublin +353 1 404 1000

Liam O'Mahony        Chief Executive

Myles Lee                Finance Director / Chief Executive Designate

Éimear O'Flynn        Head of Investor Relations

Maeve Carton           Group Controller

EUROPE MATERIALS: EURO 27 MILLION

The Europe Materials Division completed 4 acquisitions, adding incremental annual sales of euro 18 million and significant aggregates reserves, at a total cost of euro 27 million.

Britain

C4-Industries, an access-chamber manufacturer based in Liverpool, was acquired in January. With annual sales of euro 5 million, C4's major markets include telecoms, motorway communications and traffic signalling and the acquisition extends the presence of Northstone's growing Irish utilities business in these markets.

Poland

In January, the Division acquired Osielec, a sandstone aggregates producer located 70 kilometres south of Krakow. With annual sales of euro 5 million, Osielec complements CRH's existing crushed rock business in the southwest of the country and secures substantial deposits of aggregates in a fast-growing market.

Spain

In March, our aggregates and readymixed concrete business in Spain was strengthened through the acquisition of Moron Quarry. Located near Seville, the acquisition secures good quality aggregates reserves in Andalusia providing in-house supply to our downstream concrete operations in the region.

Turkey

In January, Basaran, a readymixed concrete and aggregates business located in Antalya, southern Turkey was acquired by our 50% Denizli joint venture. With a high quality quarry, two readymixed concrete locations and annualised sales of euro 8 million, the acquisition furthers Denizli's strategy of developing its downstream operations in Turkey.

EUROPE PRODUCTS: EURO 89 MILLION

Europe Products completed 8 acquisitions at a total cost of euro 89 million in the first half of the year. The annual incremental sales arising from these transactions amount to euro 152 million.

Concrete Products

The Concrete Products group completed three structural products acquisitions during the first half of 2008 in Hungary, Ireland and the Netherlands.

The acquisition of Ferrobeton in April saw CRH enter Hungary for the first time. With annualised sales of euro 80 million, Ferrobeton is a leading precast concrete elements producer operating four facilities in Hungary and one in Slovakia, manufacturing a product range similar to that of our Romanian business. The acquisition expands and strengthens our Concrete Products business in eastern Europe and serves as a platform for future growth in the region.

Concrete Stairs Systems, a prefabricated stairs manufacturer located in Wexford, Ireland was acquired in January. The acquisition complements the Group's structural precast business in Ireland and has annual sales of euro 1 million.  Jonker Beton, an Amsterdam-based pavers and tiles manufacturer with annual sales of euro 20 million, was also acquired in April. Together with synergies stemming from more efficient allocation of production across CRH's expanded network, the acquisition strengthens our commercial position in Amsterdam, one of the Netherlands' most important public landscaping markets.

Building Products

A total of five acquisitions were completed during the period.

Building Envelope: The acquisition of Hela, a Belgian manufacturer and distributor of temporary fencing was completed in January. Hela, with annual sales of euro 4 million, strengthens CRH's manufacturing position and provides an opportunity to realise savings through switching from outsourced to in-house production of temporary fencing. SWS, acquired in March, is a leading assembler of roller shutters and roller doors in the UK market with annual sales of euro 17 million.  Operating from a single site in Lancashire and with excellent distribution channels across the UK, SWS represents a further step in the expansion of the Roller, Shutters & Awnings (RSA) business.

Construction Accessories: In January, we acquired the Goldway Beijing and Sinasia group of companies, distributors in China of CRH's Halfen range of products. This business, with annual sales of euro 4 million, provides a local presence in China and offers an excellent opportunity to supply projects in the region with the Group's full range of high value-added technical products. Hammerl, a manufacturer of plastic construction accessories, construction foils and spacers, was acquired in February. Located in southern Germany and with annual sales of euro 25 million, Hammerl represents a strategic entry into the plastic construction foils market and is an excellent bolt-on to our German spacers business. Distanssystem, a Swedish manufacturer and distributor of plastic spacers with annual sales of euro 1 million, was acquired in June, consolidating the Group's leading position in plastic spacers in Sweden.

EUROPE DISTRIBUTION: EURO 108 MILLION

Europe Distribution completed four transactions during the first half of 2008, two in each of Switzerland and the Netherlands, adding a total of 18 builders merchants branches to its existing network with annual incremental sales of euro 159 million.

CRH's Swiss merchanting operations were strengthened in May with the acquisition of the Reco-Regusci group which operates four general builders merchants and five sanitary ware products locations in Ticino, the Italian-speaking area of Switzerland. Reco-Regusci has annual sales of euro 24 million and is an excellent addition to the Group's distribution activities in Switzerland, bringing coverage to nationwide levels. Sturm, a plumbing and reinforcement steel distribution business located in the east of Switzerland, was acquired in June. Operating out of three locations and with annual sales of euro 50 million, Sturm complements and strengthens the Group's existing western-based sanitary ware and plumbing business, making it the only country-wide supplier of sanitary ware and plumbing products in Switzerland.

Imabo Nieuwegein, a Dutch builders merchant with five branches located in and around Nieuwegein, in the central Netherlands, was acquired in May. With annual sales of euro 78 million, Imabo represents a good geographical fit with CRH's existing branch network. Hagens Bouwmaterialen, a single-branch builders merchant in Zeist with annual sales of euro 7 million, was also acquired in May.

AMERICAS MATERIALS: EURO 67 MILLION

The Americas Materials Division continued its development programme through the completion of 13 acquisitions at a combined cost of US$ 102 million (euro 67 million) yielding annual incremental sales of US$ 123 million.

New York/New Jersey

The aggregates and readymixed concrete business of Kroboth Companies headquartered in Dalton, Massachusetts was acquired in January. With annualised sales of US$10 million, the acquisition secures scarce sand and gravel reserves and extends eastwards the market reach of the core Albany-based operations. New Windsor Equipment Rentals & Service, based in New Windsor, New York, is a single asphalt plant operator generating annual sales of US$ 5 million. Acquired in June, the acquisition will generate greater operating efficiencies within our local business network.

Central

In January, two small bolt-on acquisitions were completed adding annual incremental sales of US$ 11 million. Floyd Asphalt Paving is a small asphalt producer and paver located in southwest Virginia and is an excellent fit with our local business. The acquisition of HP Streicher, a Toledo, Ohio-based asphalt producer, enables the Division to maximise production and delivery synergies with the existing asphalt operations in Toledo.

The Appalachian Materials Group (AMG) within the Central division completed a series of bolt-ons during the period providing further scale and good operating synergies. February saw the acquisition of Renfro Construction Company, an asphalt paving contractor based in Knoxville, Tennessee with annualised sales of US$ 44 million. Also in Tennessee, Highland Sand, consisting of one sand quarry with 15 million tons of reserves located west of Knoxville, was acquired in April; annualised sales amount to US$ 2 million. Western Materials, located in North Carolina, was acquired in June. Generating annual sales of US$ 3 million, Western Materials consists of two granite quarries and will integrate seamlessly with the group's existing operations in the region.

West

Valco, an aggregates and readymixed concrete business with operations in mid-central Colorado, was acquired in January. Valco has annual sales of US$ 4 million and provides a strong reserve position in a highly attractive growth market. The aggregates operations of Mallard Sand & Gravel, located in Valley, Nebraska, were also acquired in January. With long-term aggregates reserves and a solid market position Mallard has annualised sales of US$ 6 million.

In March, the acquisition of Dixie Redi-Mix, a readymixed concrete business operating in St. George, Utah was concluded. Dixie, with annual sales of US$ 4 million, is an excellent fit with our southern Utah businesses and expands our aggregates and asphalt business in the region. April saw the acquisition in northern Utah of Holdaway Pit, a 500-acre property with an estimated 120 million tons of high-quality, permitted aggregates reserves that further develops our aggregates position in that area. In May, the West division acquired American Paving, an integrated aggregates, asphalt and construction company based in Meridian, Idaho. American Paving adds incremental annual sales of US$ 31 million and brings further exposure to the attractive Idaho market as well as securing long-term aggregates reserves for our existing Idaho business.

A further bolt-on was completed in June. Bedrock Ready Mix, located in Denison, Iowa is a small readymixed concrete company extending our coverage in the western Iowa market; annual sales are US$ 3 million.

AMERICAS PRODUCTS : EURO 32 MILLION

Three acquisitions and one joint-venture buy-out were completed in the first half of 2008 at a combined cost of US$ 50 million (euro 32 million) yielding annual incremental sales of US$ 36 million.

Precast Group

Southern Drainage Products and Supply, a long established manufacturer of concrete pipe located in south Georgia, was acquired in April. With annual sales of US$ 11 million, the acquisition is an excellent fit with Precast's operations in the Southeast and fits well with its strategy of concentrating on products that are marketed to utilities, contractors and used in underground applications.

Architectural Products Group (APG)

In February, APG acquired the remaining interest in Landmark Stone, a concrete veneer manufacturer located in Kentucky. APG acquired its initial interest as part of the Matt Stone acquisition of 2003. The assets of Tri-Delta, consisting of a single block plant in north Las Vegas, Nevada were acquired in April. Tri-Delta is a manufacturer and reseller of fence and architectural block, dry-mix and masonry related items. Combined incremental annual sales from these two transactions amount to US$ 11 million.

MMI

MMI's Ivy Steel & Wire business position was strengthened with the acquisition in April of the assets of Pilot Steel located in Pompano Beach, Florida. Pilot Steel provides reinforcing steel ('rebar') largely to residential and commercial construction contractors and has annual sales of US$ 14 million. The acquisition expands Ivy's traditional product line of welded wire fabric products to include rebar and will heighten the profile of its heritage product line.

AMERICAS DISTRIBUTION: EURO 18 MILLION

Two acquisitions were completed in the first half of 2008 at a combined cost of US$ 27 million equivalent (euro 18 million) yielding annual incremental sales of US$ 49 million.

North America - Allied

Tri-State Roofing & Siding Wholesale, acquired in March, is a three-branch distributor focused on siding, windows and roofing in metro Chicago and Milwaukee. With annual sales of US$ 32 million, Tri-State builds on Allied's existing presence in those cities as well as offering purchasing and overhead synergy opportunities.

South America

Comercial Duomo, a leading wholesaler and retailer of specialised building products based in Santiago, Chile was acquired in February. Operating from three retail outlets, major product lines include ceramic tiles, sanitary ware, faucets and bath and kitchen accessories. The acquisition, which has annualised sales of CLP 8 bn (US$ 17 million), adds a new growth platform for our business in South America.

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CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland

TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 02 July 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director